Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2 Date of Material Change

December 3, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on December 3, 2025 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

December 3, 2025

SCHEDULE “A”

Digi Power X Implementing First B200 GPU Cluster in Alabama with Plans to Begin Data Processing in Q1 2026

This news release constitutes a “designated news release” for the purposes of the Company’s amended and restated prospectus supplement dated November 18, 2025, to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – December 3, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company, today provided a comprehensive update on the execution of its AI infrastructure roadmap, highlighted by the deployment of its ARMS 200 Tier III modular data center platform, the completed implementation of its first NVIDIA B200 GPU cluster, the launch of its GPU-as-a-Service platform NeoCloudz in Q1 2026 and the expansion of its IP and global distribution partnerships.

ARMS 200 Deployment Beginning in Q1 2026

Digi Power X will begin deployment of its ARMS 200 (AI-Ready Modular Solution) platform in Q1 2026 across its U.S. Tier III facilities. ARMS is the Company’s standardized, modular AI data center architecture designed for:

●	High-density GPU cluster integration;

●	Liquid cooling and low-latency networking;

●	Tier III redundancy across all pathways; and

●	Multi-megawatt scalability at each location.

The ARMS platform is the backbone of Digi Power X’s transition from cryptocurrency mining to AI-optimized critical load infrastructure.

ARMS 200 Patent Filing Update

US Data Centers Inc., a wholly-owned subsidiary of Digi Power X, has completed the filing of its patent application with the United States Patent and Trademark Office (USPTO) for the ARMS 200 Tier III modular data center platform to cover key components of the ARMS architecture, including:

●	Modular structural frame system;

●	Integrated liquid-cooling configuration;

●	Tier III redundant power and networking pathways; and

●	Scalable multi-MW deployment configuration.

The Company expects to provide further updates as the USPTO examines the patent application.

Digi Power X Collaborates with Supermicro

Digi Power X is working with Super Micro Computer, Inc. (“Supermicro”) on the integration of the Company’s ARMS 200 Tier III-rated modular cluster line to enable global availability of the ARMS platform through Supermicro’s enterprise channel ecosystem.

The arrangement is intended to allow Digi Power X, through its wholly owned subsidiary US Data Centers Inc., to market, distribute and scale ARMS clusters internationally, giving enterprise and government clients access to a validated, turnkey, AI-ready Tier III modular data center solution built on Supermicro’s hardware backbone.

This recognition positions ARMS as a globally deployable product line, far beyond Digi Power X’s internal footprint.

First B200 GPU Cluster Completed in Alabama

As part of the ARMS rollout, Digi Power X has completed its first NVIDIA B200 GPU cluster at its Tier III Alabama campus. This cluster is optimized for:

●	AI training;

●	Large-scale inference; and

●	Enterprise and research compute workloads.

The Company expects to begin initial data processing operations in Q1 2026, aligned with the launch of NeoCloudz (as described in further detail below).

Digi Power X is currently in the final stages of securing customer compute contracts that align with the B200 deployment schedule. Although discussions are in advanced stages, there is no guarantee that any such customer contracts will be finalized.

NeoCloudz to Go Live in Q1 2026

Digi Power X’s on-demand compute platform, NeoCloudz, is expected to launch in Q1 2026.

NeoCloudz is designed to provide scalable access to GPU compute for:

●	AI startups;

●	Enterprise AI/ML teams;

●	Research institutions; and

●	Developers and HPC workloads.

Built on a Supermicro enterprise-grade backbone and integrated directly into the ARMS modular architecture, the Company expects NeoCloudz will operate as a unified GPU-as-a-Service platform across Digi Power X’s Tier III facilities.

AI Transition Plan for Existing Power Assets

Digi Power X continues its strategic conversion of power capacity into Tier III AI infrastructure.

The Company is executing a phased deployment plan across its nearly 200 MW of available capacity.

Planned AI Deployment Schedule for 2026:

●	Q1 2026: 5 MW

●	Q2 2026: 15 MW

●	Q3 2026: 30 MW

●	Q4 2026: 55 MW total, including 40 MW critical

Current Available Power:

●	Alabama: 55 MW

●	New York: 141.7 MW

●	Total Available Today: 196.7 MW

●	North Carolina (anticipated 2028): 200 MW

The Company is targeting 195 MW operational by 2027, including 140 MW of critical Tier III AI capacity.

Strengthened Liquidity to Support AI Infrastructure Buildout

●	The Company held cash, Bitcoin (“BTC”), Ethereum (“ETH”) and cash deposits of approximately $97 million as of November 30, 2025, as compared to approximately $85 million on October 31, 2025 (based on a BTC price of $90,390 as of November 30, 2025, and $109,600 as of October 31, 2025, per CoinMarketCap, and an ETH price of $2,990 as of November 30, 2025, and $3,800 as of October 31, 2025, per CoinMarketCap), broken out as follows:

●	Cash available: approximately $77 million

●	BTC and ETH holdings: approximately $14 million

●	Cash deposits: approximately $6 million

Total liquidity as of November 30, 2025: Approximately $97 million

This robust liquidity positions Digi Power X to accelerate the rollout of its 2026 AI infrastructure development plan, which includes the planned deployment of high-efficiency Tier III AI data centers and expansion of the Company’s critical power capacity across multiple U.S. sites.

●	Digi Power X expanded its inventory of BTC from approximately 112 BTC as of October 31, 2025, to 123 BTC as of November 30, 2025, representing an increase of approximately 10% over the previous month, through its mining activities (as described in more detail below).

●	Digi Power X held approximately 1,000 ETH as of November 30, 2025, with a fair market value of approximately $3.0 million (based on an ETH price of $2,990 as of November 30, 2025 per CoinMarketCap), as compared to a fair market value of approximately $3.8 million as of October 31, 2025 (based on an ETH price of $3,800 as of October 31, 2025 per CoinMarketCap). The Company’s ETH position is currently staked to generate an annualized return of roughly 3% in rewards. This yield provides an additional recurring revenue stream while maintaining exposure to ETH’s long-term appreciation potential.

●	The value of BTC produced at the Company’s facilities between its self-mining and colocation agreements and energy sales was approximately $2.9 million on November 30, 2025 (based on a BTC price of $90,390 as of November 30, 2025, per CoinMarketCap).

●	Miners running at the Company’s facilities produced approximately 23 BTC during the month between self-mining and colocation agreements, representing an approximate value of $2.2 million (based on a BTC price of $90,390 as of November 30, 2025, per CoinMarketCap).

●	The Company invested approximately $12.2 million year-to-date in capital expenditures and data center infrastructure support equipment, including approximately $3.6 million in November.

At the Market Equity Offering

The Company continues to strategically use its at-the-market equity offering as a flexible and efficient mechanism to raise and methodically deploy capital in support of Digi Power X’s AI infrastructure strategy. The ATM Program enhances the Company’s ability to continue scaling its build-out position, strengthen its balance sheet and pursue growth initiatives in alignment with its long-term vision while covering all working capital needs.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops Tier III-certified modular AI data centers and drives the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company or at all; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.